CESCA THERAPEUTICS INC.

2711 Citrus Road

Rancho Cordova, California 95742

May 16, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Heather Percival

Re:	Cesca Therapeutics Inc.
Registration Statement on Form S-1 (Registration No. 333-224185)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, Cesca Therapeutics Inc. (the “Registrant”), hereby requests acceleration of effectiveness of its above-referenced Registration Statement to 11:00 A.M., Eastern time, on May 16, 2018, or as soon as practicable thereafter. The Registrant respectfully requests that you notify Mr. Curt Creely of Foley & Lardner LLP of such effectiveness by a telephone call to (813) 225-4122.

Very truly yours, Cesca Therapeutics Inc.

By: /s/ Vivian Liu
Vivian Liu Chief Operating Officer